Exhibit 99.1

Obsidian Energy Announces Second Half Capital Program Update

•
Initial results from H2 2025 drilling program above internal expectations
•
Commencement of water injection on pilots in both the Bluesky and Clearwater formations at Peace River
•
Record seven-day production average in Peace River of ~14,500 boe/d

CALGARY, September 8, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our second half 2025 capital program. We are currently operating two rigs in Peace River and one rig in Willesden Green and have rig released 13 (13.0 net) wells of our 28 (28.0 net) well second half 2025 capital program.

“Our second half 2025 development program is off to an excellent start,” said Stephen Loukas, Obsidian Energy’s President and CEO. “Production results from the six wells that have reached 30-days of production are all well ahead of pre-drill expectations, supporting a record seven-day production average in Peace River of ~14,500 boe/d. In addition to these strong primary results, we have started injecting water at both our Bluesky and Clearwater pilots and are excited for the opportunity to implement our findings on a larger scale. At Willesden Green, we are drilling the first Belly River well at Crimson and remain encouraged by the potential of this area. With our early operational success, we are well positioned to meet our second half production guidance”

Mr. Loukas continued, “In addition, the successful monetization of our InPlay Oil Corp. (“InPlay”) shares (at a value above the issue price) allowed us to maintain our strong liquidity position while redeeming $30 million of Senior Unsecured Notes in August, providing additional go-forward interest expense savings.”

REVISED NET DEBT GUIDANCE

We have revised our year-end 2025 Net Debt guidance to $213 million from $295 million, which reflects the monetization of our InPlay shares for $91 million and our recent share buybacks. We have now bought back and cancelled 7.1 million shares which is the maximum number of shares allowed under our current normal course issuer bid (“NCIB”) approval and completes this program. We expect to renew our NCIB in March 2026.

HEAVY OIL ASSET HIGHLIGHTS

Our Peace River asset has seen steady activity during the third quarter of 2025, with two drilling rigs currently operating. We have rig released 11 (11.0 net) Clearwater and two (2.0 net) Bluesky wells from our second half 2025 program with 11 (11.0 net) of these wells on production (9.0 net Clearwater and 2.0 net Bluesky). Of the second half wells that are on production, six (6.0 net) wells have achieved initial production (“IP”) rates as follows:

•
Harmon Valley South (“HVS”) 14-07 Pad (Bluesky) – Two (2.0 net) well pad offsetting successful H1 2025 drills have achieved an average IP30 per well of 385 boe/d (98% oil).
•
Dawson 4-24 Pad (Clearwater) –Two (2.0 net) follow-up wells with an average IP30 per well of 316 boe/d (100% oil). This pad now has five (5.0 net) primary producers and two (2.0 net) water injectors.

•
Dawson 13-23 Pad (Clearwater) – The first two (2.0 net) wells of this additional five (5.0 net) well drilling program from this existing pad, have an average IP30 per well of 298 boe/d (100% heavy oil).

Additionally, we have achieved significant milestones on our enhanced oil recovery (“EOR”) initiatives with a two (2.0 net) well Bluesky injector pilot at the HVS 9-25 pad operational and the start of water injection on our two (2.0 net) well integrated Clearwater waterflood pilot on the Dawson 4-24 pad.

Light Oil ASSET Highlights

In Willesden Green, we are drilling the first horizontal Belly River well in the Crimson field. This location is the first of our eight (8.0 net) well operated program in the area which also includes one (1.0 net) Mannville well at Crimson and six (6.0 net) wells at Open Creek; consisting of four (4.0 net) Cardium wells and two (2.0 net) Belly River wells. In support of our renewed focus at the Open Creek field, a regional infrastructure project is under construction and progressing as planned.

HEDGING UPDATE

In the third quarter of 2025, the Company added new oil and gas contracts to help mitigate the risk of potentially lower commodity prices. Currently, we have the following contracts outstanding on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
Oil
WTI Swap	11,250	September 2025	91.68
WTI Swap	11,000	October 2025	90.33
WTI Swap	6,500	November 2025	91.04
WTI Swap	4,250	December 2025	90.30
WCS Differential	7,750	Q3 2025	(18.83)
WCS Differential	6,000	Q4 2025	(19.30)
MSW Differential	500	Q3 2025	(6.59)

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)

AECO Swap	25,118	September 2025 - October 2025	2.24
AECO Swap	21,327	November 2025 - March 2026	3.32
AECO Swap	16,588	April 2026 - October 2026	2.73
AECO Collar	1,896	July 2025 - October 2025	2.11 - 2.64

PETERS & cO. lIMITED CONFERENCE AND UPDATED CORPORATE PRESENTATION

Obsidian Energy will be participating in the 29th Annual Peters & Co. Limited Annual Energy Conference (the “Conference”) from Tuesday, September 9 to Wednesday, September 10, 2025 in Toronto, Ontario at the Ritz-Carlton Hotel. Stephen Loukas, President and CEO will discuss the Company in a presentation at 8:30 a.m. ET (6:30 a.m. MT) on Tuesday, September 9, 2025. Mr. Loukas along with Peter Scott, Senior VP and Chief Financial Officer and Gary Sykes, Senior VP Commercial and Development, will also be hosting one-on-one meetings at the Conference.

Obsidian Energy will post an updated corporate presentation on our website at www.obsidianenergy.com

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A as at and for the three and six months ended June 30, 2025, are available on the Company’s website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ‘Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measure is a non-GAAP financial measure: net debt. This non-GAAP financial measure is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ‘Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2025, for an explanation of the composition of this measure, how this measure provide useful information to an investor, and the additional purposes, if any, for which management uses this measure.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	mcf	thousand cubic feet
boe	barrel of oil equivalent	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate
WCS	Western Canadian Select

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for second half production guidance; our revised Net Debt guidance; our expectations for the NCIB in 2026; our hedges; that we will post our corporate presentation on our website and our participation in the Conference.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior unsecured notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE". All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com